Exhibit 99.3
15 November 2010
James Hardie Industries SE
Results for the 2nd Quarter and Half Year Ended 30 September 2010

	Three Months and Half Year Ended 30 September
					%					%
US GAAP - US$ Millions	Q2 FY11		Q2 FY10		Change	HY FY11		HY FY10		Change

Net Sales
USA and Europe Fibre Cement		$200.7		$229.0	(12)		$433.7		$452.2	(4)
Asia Pacific Fibre Cement		86.9		75.2	16		172.3		136.5	26

Total Net Sales		$287.6		$304.2	(5)		$606.0		$588.7	3
Cost of goods sold		(194.2)		(186.6)	(4)		(395.8)		(360.7)	(10)

Gross profit		93.4		117.6	(21)		210.2		228.0	(8)
Selling, general and administrative expenses		(35.1)		(49.0)	28		(81.0)		(90.4)	10
Research & development expenses		(6.7)		(6.7)	—		(13.7)		(13.0)	(5)
Asbestos adjustments		(107.8)		(62.7)	(72)		(44.7)		(182.5)	76

EBIT		(56.2)		(0.8)	—		70.8		(57.9)	—
Net interest expense		(0.9)		(0.4)	—		(2.0)		(1.1)	(82)
Other (expense) income		(2.9)		(1.0)	—		(7.3)		3.8	—

Operating (loss) profit before income taxes		(60.0)		(2.2)	—		61.5		(55.2)	—
Income tax expense		(363.7)		(17.4)	—		(380.3)		(42.3)	—

Net operating loss		$(423.7)		$(19.6)	—		$(318.8)		$(97.5)	—

Loss per share — diluted (US cents)		(97.3)		(4.5)	—		(73.3)		(22.5)	—

Volume (mmsf)
USA and Europe Fibre Cement		303.6		356.9	(15)		661.3		714.0	(7)
Asia Pacific Fibre Cement		99.7		102.4	(3)		206.1		191.3	8

Average net sales price per unit (per msf)
USA and Europe Fibre Cement	US$	661	US$	642	3	US$	656	US$	633	4
Asia Pacific Fibre Cement	A$	965	A$	886	9	A$	936	A$	896	4
In this Management’s Analysis of Results, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 13. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include “EBIT”, “EBIT margin”, “Operating profit” and “Net operating profit”. The company may also present other terms for measuring its sales volume (“million square feet” or “mmsf” and “thousand square feet” or “msf”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”); and Non-US GAAP financial measures (“EBIT excluding asbestos and ASIC expenses”, “EBIT margin excluding asbestos and ASIC expenses”, “Net operating profit excluding asbestos, ASIC expenses and tax adjustments”, “Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments”, “Operating profit before income taxes excluding asbestos and tax adjustments”, “Effective tax rate excluding asbestos and tax adjustments”, “Adjusted EBITDA” and “General corporate costs excluding ASIC expenses and domicile change related costs”). Unless otherwise stated, results and comparisons are of the 2nd quarter and 1st half of the current fiscal year versus the 2nd quarter and 1st half of the prior fiscal year.

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY11	1

Total Net Sales
Total net sales for the quarter decreased 5% compared to the previous corresponding period from US$304.2 million to US$287.6 million. For the half year, total net sales increased 3% from US$588.7 million to US$606.0 million. For both the quarter and half year, revenue was unfavourably impacted by lower sales volume, partially offset by an increase in average net sales price and an appreciation of Asia Pacific currencies against the US dollar.
USA and Europe Fibre Cement
Quarter
Net sales decreased 12% from US$229.0 million to US$200.7 million primarily due to lower sales volume, which declined 15% as activity in the US housing construction and renovations markets continued to decline amid weak industry and economic conditions.
The average net sales price increased 3% from US$642 per thousand square feet to US$661 per thousand square feet as a result of a favourable shift in product mix and the effect of a price increase announced earlier in the year.
Half Year
Net sales decreased 4% from US$452.2 million to US$433.7 million due to lower sales volume, partially offset by a higher average net sales price.
Sales volume decreased 7% from 714.0 million square feet to 661.3 million square feet, primarily due to weaker demand for the company’s products in the US caused by a prolonged weakness in housing construction activity and unfavourable economic conditions.
The average net sales price increased 4% from US$633 per thousand square feet to US$656 per thousand square feet as a result of a price increase and a favourable shift in product mix.
Discussion
Higher raw material costs have continued to unfavourably impact the business’ result. In addition, the US business continues to be impacted by lower new housing starts and a weakened repair and remodel market. Activity within the repair and remodel market for the half year exhibited bias towards smaller ticket and/or other items that qualified for available tax incentives.
During the half year, the company also experienced minor category share loss as activity in the housing sector, particularly during the period influenced by the homebuyer tax incentives, was disproportionally concentrated in the most cost-conscious segments. The company remains confident that category share lost during this period will be regained in the medium term.
According to the US Census Bureau, single family housing starts in the September 2010 quarter were 119,600, 14% below the September 2009 quarter. Seasonally adjusted total housing starts annualised for the month of September 2010 were 610,000, up 0.3% month-on-month. For the six months ended 30 September 2010, single family housing starts were 0.1% below the previous corresponding period. The repair and remodel market has also slowed during the period.
Despite the low level of new home inventory, weakness in demand for new houses and the high vacancy rates of existing housing stock have caused builders to keep production at low levels. In addition, high levels of unemployment, low levels of consumer confidence, limited credit availability and the general level of uncertainty about the economy have all combined to inhibit growth in the housing construction and repair and remodel markets.

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY11	2

The average Northern Bleached Softwood Kraft (NBSK) pulp price was 45% higher during the quarter than the previous corresponding period and 6% higher than the June 2010 quarter. The average pulp price in the half year was 54% higher than the previous corresponding period.
The company’s overall strategy remains unchanged with the focus continuing to be on primary demand growth, zero to landfill and product mix shift.
Asia Pacific Fibre Cement
Quarter
Net sales increased 16% from US$75.2 million to US$86.9 million. The higher value of the Asia Pacific business’ currencies against the US dollar accounted for 10% of the increase. The remaining 6% of the increase was due to the underlying Australian dollar business results, as the average net sales price increased, partially offset by lower sales volume.
Half Year
Net sales for the half year increased 26% from US$136.5 million to US$172.3 million. The higher value of the Asia Pacific business’ currencies against the US dollar accounted for 14% of this increase. The underlying Australian dollar business results accounted for the remaining 12% increase, as sales volume and average net sales price increased.
Discussion
The Australian business continues to benefit from the recovery in domestic housing starts. Growth in primary demand for its fibre cement products and gains in category share continued during the quarter and half year.
The Australian sales mix continued to shift towards differentiated products, with a 31% increase in Scyon™ product sales volume compared to the previous corresponding quarter. Scyon™ differentiated products represented 18% of sales volume in the quarter.
For the half year, the New Zealand business also improved, primarily due to higher sales volume of differentiated products and cost reductions across the business, especially freight and SG&A expenses.
The Philippines business results in the quarter were affected by disruptions in its manufacturing process due to a mechanical failure. Production had returned to normal by quarter-end.
Gross Profit
Quarter
Gross profit for the quarter decreased 21% from US$117.6 million to US$93.4 million. The gross profit margin decreased 6.2 percentage points from 38.7% to 32.5%.
Compared to the prior corresponding period, USA and Europe Fibre Cement gross profit decreased 29%, of which 15% was due to lower sales volume, 12% due to an increase in fixed unit cost of manufacturing as fixed costs were spread over significantly lower production volume and 8% due to an increase in input costs (primarily pulp), partially offset by a 6% benefit from an increase in average net sales price.
The gross profit margin of the USA and Europe Fibre Cement business decreased by 7.8 percentage points.

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY11	3

Asia Pacific Fibre Cement gross profit increased 13% compared to the prior corresponding period, of which 10% resulted from favourable currency exchange rate movements in the Asia Pacific business’ currencies compared to the US dollar. In Australian dollars, gross profit increased 3%, of which 28% was due to an increase in average net sales price, partially offset by a 9% detriment due to higher raw material input costs (primarily pulp), 9% due to a mechanical failure in the Philippines and 4% due to decreased sales volume.
The gross profit margin of the Asia Pacific Fibre Cement business decreased by 0.7 percentage points.
Half Year
Gross profit for the half year decreased 8% from US$228.0 million to US$210.2 million. The gross profit margin decreased 4.0 percentage points from 38.7% to 34.7%.
USA and Europe Fibre Cement gross profit decreased 18% compared to the same period last year, of which 10% was due to higher input costs (primarily pulp), 8% due to lower sales volume and 7% due to an increase in fixed unit cost of manufacturing as fixed costs were spread over significantly lower production volume, partially offset by a 7% benefit from an increase in average net sales price.
The gross profit margin of the USA and Europe Fibre Cement business decreased by 6.0 percentage points.
Asia Pacific Fibre Cement gross profit increased 37% compared to the same period last year, of which 15% resulted from favourable currency exchange rate movements in the Asia Pacific business’ currencies compared to the US dollar. In Australian dollars, gross profit increased 22%, of which 15% was due to an increase in average net sales price, 8% due to higher sales volume and 3% due to improved plant performance, partially offset by a 4% detriment due to increased raw material input costs (primarily pulp).
The gross profit margin of the Asia Pacific Fibre Cement business increased by 2.7 percentage points.
Selling, General and Administrative (SG&A) Expenses
Quarter
SG&A expenses decreased 28%, from US$49.0 million to US$35.1 million, primarily due to recoveries from third parties of US$10.3 million related to the costs of the ASIC proceedings for certain of the ten former officers and directors. Lower general corporate costs and a reduction in SG&A expenses in the USA and Europe Fibre Cement segment were partially offset by an increase in SG&A expenses in the Asia Pacific Fibre Cement segment. As a percentage of sales, SG&A expenses declined 3.9 percentage points to 12.2%.
SG&A expenses for the quarter included non-claims handling related operating expenses of the Asbestos Injuries Compensation Fund (AICF) of US$0.6 million.
Half Year
SG&A expenses decreased 10%, from US$90.4 million to US$81.0 million. The decrease was primarily due to recoveries from third parties of US$10.3 million related to the costs of bringing and defending appeals for certain of the ten former officers and directors involved in the ASIC proceedings. As a percentage of sales, SG&A expenses declined 2.0 percentage points to 13.4%. Further information on general corporate costs is included below.

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY11	4

ASIC Proceedings
On 23 April 2009, his Honour Justice Gzell issued judgment against the company and ten former officers and directors of the company.
All defendants other than two lodged appeals against Justice Gzell’s judgments, and the Australian Securities and Investments Commission (ASIC) responded by lodging cross-appeals against the appellants. The appeals lodged by the former directors and officers were heard in April 2010 and the appeal lodged by the company was heard in May 2010. A final judgment is awaited.
For the quarter and half year, the company incurred legal costs related to the ASIC proceedings of US$0.2 million and US$0.8 million, respectively.
During the quarter, the company entered into agreements with third parties and subsequently received payment for US$10.3 million related to the costs of the ASIC proceedings for certain of the ten former officers and directors. This resulted in a net benefit of US$10.1 million and US$9.5 million for the quarter and half year, respectively, compared to an expense of US$0.4 million and US$1.0 million for the corresponding periods of the prior year, respectively. These recoveries are included as a component of selling, general and administrative expenses for the three months and half-year ended 30 September 2010.
The company’s cumulative net costs in relation to the ASIC proceedings from their commencement in February 2007 to 30 September 2010 have totaled US$13.6 million.
Readers are referred to Note 9 of the company’s 30 September 2010 Condensed Consolidated Financial Statements for further information on the ASIC Proceedings.
Research and Development Expenses
Research and development expenses include costs associated with “core” research projects that are designed to benefit all business units. These costs are recorded in the Research and Development segment rather than being attributed to individual business units. These costs were 2% lower for the quarter at US$4.0 million, compared to the corresponding period of the prior year, and 9% higher for the half year at US$8.1 million.
Other research and development costs associated with commercialisation projects in business units are included in the business unit segment results. In total, these costs were 4% higher for the quarter at US$2.7 million and flat for the half year at US$5.6 million, compared to the prior corresponding periods.
Asbestos Adjustments
The company’s asbestos adjustments are derived from an estimate of future Australian asbestos-related liabilities in accordance with the Amended and Restated Final Funding Agreement (AFFA) that was signed with the New South Wales (NSW) Government in November 2006 and approved by the company’s security holders in February 2007.
The asbestos-related assets and liabilities are denominated in Australian dollars. Therefore the reported value of these asbestos-related assets and liabilities in the company’s condensed consolidated balance sheets in US dollars is subject to adjustment, with a corresponding effect on the company’s condensed consolidated statement of operations, depending on the closing exchange rate between the two currencies at the balance sheet date. For the quarter ended 30 September 2010, the Australian dollar appreciated against the US dollar by 13%, compared to an 8% appreciation during the corresponding period of last year. For the half year ended 30 September

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY11	5

2010, the Australian dollar appreciated against the US dollar by 6%, compared to a 28% appreciation in the same period of last year.
Asbestos adjustments resulting from the effect of foreign exchange movements were unfavourable adjustments of US$107.8 million and US$44.7 million for the quarter and half year, respectively, compared to unfavourable adjustments of US$62.7 million and US$182.5 million in the corresponding quarter and half year of the prior year, respectively.
Claims Data
The number of new claims of 121 and 256 for the quarter and half year ended 30 September 2010, respectively, is lower than new claims of 126 and 286 reported for the same periods last year, respectively, and below actuarial expectations for the half year ended 30 September 2010.
The number of claims settled of 95 and 195 for the quarter and half year ended 30 September 2010, respectively, is lower than claims settled of 141 and 300 for the same period last year, respectively.
The average claim settlement for the half year ended 30 September 2010 of A$194,000 is A$18,000 higher than the same period last year and below the actuarial expectations for the half year.
Asbestos claims paid of A$28.5 million and A$48.7 million for the quarter and half year ended 30 September 2010, respectively, are lower than the actuarial expectation of A$29.3 million and A$58.5 million for the quarter and half year ended 30 September 2010, respectively. The lower-than-expected expenditure was due to lower settlement activity and lower-than-expected claim settlement sizes.
All figures provided in this Claims Data section are gross of insurance and other recoveries. Readers are referred to Note 7 of the company’s 30 September 2010 Condensed Consolidated Financial Statements for further information on asbestos adjustments.
EBIT
EBIT moved from a loss of US$0.8 million in the corresponding quarter of the prior year to a loss of US$56.2 million for the most recent quarter. The loss for the most recent quarter includes net unfavourable asbestos adjustments of US$107.8 million, AICF SG&A expenses of US$0.6 million and a net benefit related to the ASIC proceedings of US$10.1 million. For the corresponding period in the prior year, the loss included net unfavourable asbestos adjustments of US$62.7 million, AICF SG&A expenses of US$0.5 million and ASIC expenses of US$0.4 million, as shown in the table below.
EBIT moved from a loss of US$57.9 million in the corresponding period of the prior half year to income of US$70.8 million for the most recent period. EBIT for the current half year includes net unfavourable asbestos adjustments of US$44.7 million, AICF SG&A expenses of US$1.0 million and a net benefit related to the ASIC proceedings of US$9.5 million. For the corresponding period in the prior year, the loss included net unfavourable asbestos adjustments of US$182.5 million, AICF SG&A expense of US$1.0 million and ASIC expenses of US$1.0 million.

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY11	6

	Three Months and Half Year Ended 30 September
EBIT - US$ Millions	Q2 FY11	Q2 FY10	% Change	HY FY11	HY FY10	% Change

USA and Europe Fibre Cement	$39.4	$65.3	(40)	$95.5	$134.1	(29)
Asia Pacific Fibre Cement	17.9	16.2	10	40.0	27.1	48
Research & Development	(5.0)	(4.8)	(4)	(10.0)	(8.8)	(14)
General Corporate:
General corporate costs	(0.1)	(14.3)	99	(9.0)	(26.8)	66
Asbestos adjustments	(107.8)	(62.7)	(72)	(44.7)	(182.5)	76
AICF SG&A expenses	(0.6)	(0.5)	(20)	(1.0)	(1.0)	—

EBIT	(56.2)	(0.8)	—	70.8	(57.9)	—

Excluding:

Asbestos:
Asbestos adjustments	107.8	62.7	72	44.7	182.5	(76)
AICF SG&A expenses	0.6	0.5	20	1.0	1.0	—
ASIC related (recoveries) expenses	(10.1)	0.4	—	(9.5)	1.0	—

EBIT excluding asbestos and ASIC expenses	$42.1	$62.8	(33)	$107.0	$126.6	(15)

Net sales	$287.6	$304.2	(5)	$606.0	$588.7	3

EBIT margin excluding asbestos and ASIC expenses	14.6%	20.6%		17.7%	21.5%
USA and Europe Fibre Cement EBIT
USA and Europe Fibre Cement EBIT fell 40% from US$65.3 million to US$39.4 million compared to the corresponding quarter in the prior year. For the half year, USA and Europe Fibre Cement fell 29% from US$134.1 million to US$95.5 million compared to the corresponding period of the prior year. For the quarter and half year, the decrease was primarily due to lower sales volume, an increase in fixed unit cost of manufacturing as fixed costs were spread over significantly lower production volume and, to a lesser extent, higher input costs (primarily pulp) and SG&A expenses, partially offset by a higher average net sales price.
For the quarter, the EBIT margin was 8.9 percentage points lower at 19.6%. For the half year, the EBIT margin was 7.7 percentage points lower at 22.0%.
Asia Pacific Fibre Cement EBIT
Asia Pacific Fibre Cement EBIT for the quarter increased 10% from US$16.2 million to US$17.9 million. Favourable currency exchange rate movements in the Asia Pacific business’ currencies compared to the US dollar accounted for 9% of this increase. The EBIT margin was 0.9 percentage points lower at 20.6%.
For the half year, Asia Pacific Fibre Cement EBIT increased 48% from US$27.1 million to US$40.0 million, of which 17% was attributed to the appreciation of Asia Pacific Business’ currencies compared to the US dollar. In Australian dollars, Asia Pacific Fibre Cement EBIT increased 31% primarily due to higher sales volume, an increase in average net sales price and improved plant performance, partially offset by higher input costs (primarily pulp) and SG&A expenses. The EBIT margin was 3.3 percentage points higher at 23.2%.

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY11	7

General Corporate Costs
General corporate costs for the quarter decreased from US$14.3 million to US$0.1 million. For the half year, general corporate costs decreased 66% from US$26.8 million to US$9.0 million. General corporate costs for the quarter and half year of the current financial year have been materially impacted by US$10.3 million recovered from third parties in respect of prior period ASIC expenses.
For the quarter, ASIC expenses moved from an expense of US$0.4 million in the second quarter of the prior year to a benefit of US$10.1 million in the current quarter. For the half year, ASIC expenses moved from an expense of US$1.0 million in the prior year to a benefit of US$9.5 million in the current year.
General corporate costs excluding ASIC expenses and domicile change related costs for the quarter decreased from US$11.2 million in the corresponding quarter of the prior year to US$9.5 million in the current quarter. General corporate costs excluding ASIC expenses and domicile change related costs for the half year decreased from US$18.6 million in the prior year to US$16.9 million in the current year. Lower corporate spending contributed to the decrease.
Net Interest Expense
Net interest expense increased from US$0.4 million in the corresponding quarter of the prior year to US$0.9 million in the current quarter. Net interest expense for the quarter includes a realised loss of US$1.4 million on interest rate swaps and AICF interest income of US$1.1 million. Net interest expense for the corresponding quarter of the prior year included a realised loss of US$0.7 million on interest rate swaps and AICF interest income of US$1.0 million.
For the half year, net interest expense increased from US$1.1 million in the prior year to US$2.0 million. Net interest expense for the half year ended 30 September 2010 includes AICF interest income of US$1.7 million and a realised loss of US$1.8 million on interest rate swaps. Net interest expense for the half year ended 30 September 2009 includes AICF interest income of US$1.7 million and a realised loss of US$1.1 million on interest rate swaps.
Other (Expense) Income
Other expense increased from US$1.0 million in the corresponding quarter of the prior year to US$2.9 million in the current quarter. The increase is primarily due to the sale of restricted short-term investments held by the AICF, which resulted in a realised gain of US$1.9 million in the corresponding quarter of the prior year, which did not recur in the current quarter. In addition, an unrealised loss resulting from a change in the fair value of interest rate swap contracts was US$2.9 million for the three months ended 30 September 2010 and 2009.
For the half year, other expense moved from income of US$3.8 million in the prior year to an expense of US$7.3 million in the current year. This movement is primarily due to an unrealised loss resulting from a change in the fair value of interest rate swap contracts of US$7.3 million in the current half year, compared to an unrealised gain of US$1.5 million for the corresponding period of the prior year. In addition, a realised gain of US$2.3 million was recognised in the same period of last year, which resulted from the sale of restricted short-term investments held by the AICF.

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY11	8

Income Tax
Income Tax Expense
Income tax expense for the quarter increased from US$17.4 million to US$363.7 million and from US$42.3 million to US$380.3 million for the half year, as further explained below. The company’s effective tax rate on earnings excluding asbestos and tax adjustments was 34.9% for the quarter, compared to 36.0% for the corresponding quarter of the prior year, and 33.0% for the half year, compared to 37.1% for the corresponding prior period. The change in effective tax rate excluding asbestos and tax adjustments compared with last year is attributable to changes in the geographic mix of earnings and expenses and reductions in non-tax deductible expenses.
Tax Adjustments
The company recorded unfavourable tax adjustments of US$347.0 million and US$344.9 million for the quarter and half year, respectively, compared to favourable tax adjustments of US$3.5 million and US$3.8 million for the quarter and half year of the prior year. The tax adjustments in the quarter and half year reflect income tax expense for the disputed amended assessment with the ATO (refer below) and adjustments in the value of provisions for uncertain tax positions.
Australian Taxation Office (ATO) — 1999 Disputed Amended Assessment
In March 2006, RCI Pty Ltd (RCI), a wholly-owned subsidiary of the company, received an amended assessment from the ATO in respect of RCI’s income tax return for the year ended 31 March 1999.
On 30 May 2007, the ATO issued a Notice of Decision disallowing the company’s objection to the amended assessment (Objection Decision). On 11 July 2007, the company filed an application appealing the Objection Decision with the Federal Court of Australia. The matter was heard before the Federal Court in September 2009. On 1 September 2010, the Federal Court dismissed RCI’s appeal.
Prior to the Federal Court’s decision on RCI’s appeal, the Company believed it was more-likely-than-not that the tax position reported in RCI’s tax return for the 1999 fiscal year would be upheld on appeal. As a result, the Company treated the payment of 50% of the amended assessment, general interest charges (GIC) and interest accrued on amounts paid to the ATO with respect to the amended assessment as a deposit on its consolidated balance sheet.
As a result of the Federal Court’s decision, the Company re-assessed its tax position with respect to the amended assessment and concluded that the ‘more-likely-than-not’ recognition threshold as prescribed by US GAAP was no longer met. Accordingly, the Company removed the deposit with the ATO from its consolidated balance sheet and recognised a non-cash expense of US$345.2 million (A$388.0 million) on its consolidated statement of operations for the six months ended 30 September 2010. In addition, the Company recognised an uncertain tax position of US$178.2 million (A$184.3 million) on its consolidated balance sheet relating to the unpaid portion of the amended assessment.
RCI strongly disputes the amended assessment and is pursuing an appeal of the Federal Court’s judgment before the Full Court of the Federal Court of Australia.
Prospectively, the company will expense future payments of GIC to the ATO until RCI ultimately prevails on the matter or the remaining outstanding balance of the amended assessment is paid.

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY11	9

Net Operating Loss
Net operating loss for the quarter was US$423.7 million, compared to US$19.6 million for the corresponding quarter of the prior year. Net operating profit excluding asbestos, ASIC expenses and tax adjustments decreased 45% from US$37.6 million to US$20.7 million as shown in the table below.
For the half year, net operating loss was US$318.8 million, compared to US$97.5 million for the corresponding period of the prior year. Net operating profit excluding asbestos, ASIC expenses and tax adjustments decreased 23% from US$79.2 million to US$61.2 million as shown in the table below.

	Three Months and Half Year Ended 30 September
Net Operating Profit - US$ millions	Q2 FY11	Q2 FY10	% Change	HY FY11	HY FY10	% Change

Net operating loss	$(423.7)	$(19.6)	—	$(318.8)	$(97.5)	—

Excluding:
Asbestos:
Asbestos adjustments	107.8	62.7	72	44.7	182.5	(76)
AICF SG&A expenses	0.6	0.5	20	1.0	1.0	—
AICF interest income	(1.1)	(1.0)	(10)	(1.7)	(1.7)	—
Gain on AICF investments	—	(1.9)	—	—	(2.3)	—

Tax expense related to asbestos adjustments	0.2	—	—	0.6	—	—

ASIC related (recoveries) expenses	(10.1)	0.4	—	(9.5)	1.0	—
Tax adjustments	347.0	(3.5)	—	344.9	(3.8)	—

Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$20.7	$37.6	(45)	$61.2	$79.2	(23)

Cash Flow
Net operating cash flow declined US$144.3 million from US$152.1 million in the corresponding period of the prior year to US$7.8 million for the half year. Net operating cash flow was unfavourably affected by a US$63.7 million contribution to the AICF on 1 July 2010, compared with nil in the prior corresponding period.
Excluding the AICF contribution, net operating cash flow was US$71.5 million for the half year, down by 53% on US$152.1 million in the corresponding period of the prior year. Factors contributing to this decrease included a decline in earnings relative to the comparable six month period and a payment of US$18.6 million for exit taxes on re-domicile from The Netherlands to Ireland.
Historically, the company has generated cash from operations before accounting for unusual or discrete large cash outflows. Therefore, in periods when the company does not incur any unusual or discrete large cash outflows, the company expects that net operating cash flow will be the primary source of liquidity to fund business activities. In periods where cash flows from operations are insufficient to fund all business activities, the company expects to rely more significantly on available credit facilities and other sources of working capital.
For the half year ended 30 September 2010, net capital expenditures increased to US$24.8 million from US$20.9 million in the prior comparable period as strategic capital expenditures increased.

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY11	10

Liquidity and Capital Resources
At 30 September 2010, the company had net debt of US$139.4 million. Net debt at 30 September 2010 increased by US$4.6 million, compared to net debt of US$134.8 million at 31 March 2010.
Excluding restricted cash, the company had cash and cash equivalents of US$17.6 million as of 30 September 2010. At that date, it also had credit facilities totalling US$265.0 million, of which US$157.0 million was drawn. The credit facilities are all uncollateralised and consist of the following:

	At 30 September 2010
	Effective	Total	Principal
Description	Interest Rate	Facility	Drawn

(US$ millions)
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2011	1.28%	45.0	45.0
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until December 2012	3.25%	130.0	22.0
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2013	1.16%	90.0	90.0

Total		$265.0	$157.0

On 16 June 2010, US$161.7 million of the company’s term facilities matured, which included US$95.0 million of term facilities that were outstanding at 31 March 2010. The company did not refinance these facilities; accordingly, amounts outstanding under these facilities were repaid by using longer-term facilities.
During the half year, the company drew down US$392.0 million and repaid US$389.0 million of its term facilities. The weighted average remaining term of the total credit facilities of US$265.0 million at 30 September 2010 was 2.0 years.
If the company is unable to extend its remaining credit facilities, or is unable to renew its credit facilities on terms that are substantially similar to the ones it presently has, it may experience liquidity issues and may have to reduce its levels of planned capital expenditures, continue to suspend dividend payments or take other measures to conserve cash in order to meet its future cash flow requirements.
The company has historically met its working capital needs and capital expenditure requirements from a combination of cash flow from operations, credit facilities and other borrowings, proceeds from the sale of property, plant and equipment and proceeds from the redemption of investments. Seasonal fluctuations in working capital generally have not had a significant impact on its short-term or long-term liquidity.
The company anticipates it will have sufficient funds to meet its planned working capital and other expected cash requirements for the next 12 months based on its existing cash balances and anticipated operating cash flows arising during the year. The company anticipates that any additional cash requirements will be met from existing cash, unutilised committed credit facilities and anticipated future net operating cash flow.

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY11	11

Asbestos Compensation
On 23 April 2009, the company and the NSW Government were advised by the AICF that its Board had determined that it was reasonably foreseeable that, within two years, the available assets of the AICF were likely to be insufficient to fund the payment of all reasonably foreseeable liabilities.
On 7 November 2009, the NSW Government and the Australian Government announced that the Australian Government had agreed to loan up to A$160 million to the NSW Government to contribute towards a standby loan facility of up to A$320 million that the NSW Government had agreed to make available to the AICF. The proposed standby loan facility would enable the AICF to meet a short-term funding shortfall, and to continue to make payments to claimants. On 2 December 2009, the NSW Government passed The James Hardie Former Subsidiaries (Winding up and Administration) Amendment Bill 2009 to authorise and approve the loan facility agreement, associated guarantees and security arrangements.
The provision of the proposed standby loan facility to the AICF does not reduce the company’s obligations under the AFFA. The obligation to pay claimants remains with the AICF, and it is anticipated that its primary source of funding will continue to be contributions from the company.
The terms of the agreement are currently being negotiated and the facility has not yet been finalised.
The company made a further contribution of approximately A$72.8 million (US$63.7 million) to the AICF on 1 July 2010. This amount represented 35% of the company’s free cash flow for fiscal year 2010, as defined by the AFFA. Since the AICF was established in February 2007, the company has contributed A$375 million to the fund.
END
Media/Analyst Enquiries:
Sean O’ Sullivan
Vice President Investor and Media Relations

Telephone:	+61 2 8274 5239

Email:	media@jameshardie.com.au
This Management’s Analysis of Results forms part of a package of information about James Hardie’s results. It should be read in conjunction with the other parts of this package, including the Media Release, the Management Presentation and the Condensed Consolidated Financial Statements.
These documents, along with an audio webcast of the Management Presentation on 15 November, are available from the Investor Relations area of the company’s website at www.jameshardie.com
The company routinely posts information that may be of importance to investors in the Investor Relations section of its website, including press releases, financial results and other information. The company encourages investors to consult this section of its website regularly.
The company lodged its annual filing for the year ended 31 March 2010 with the SEC on 30 June 2010.
All holders of the company’s securities may receive, on request, a hard copy of our complete audited financial statements, free of charge. Requests can be made via the Investor Relations area of the company’s website or by contacting one of the company’s corporate offices. Contact details are available on the company’s website.

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY11	12

Definitions
Financial Measures – US GAAP equivalents
EBIT and EBIT margin – EBIT, as used in this document, is equivalent to the US GAAP measure of operating income. EBIT margin is defined as EBIT as a percentage of net sales. James Hardie believes EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by management to measure the operating profit or loss of its business. EBIT is one of several metrics used by management to measure the earnings generated by the company’s operations, excluding interest and income tax expenses. Additionally, EBIT is believed to be a primary measure and terminology used by its Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as the company has defined them, may not be comparable to similarly titled measures reported by other companies.
Operating profit – is equivalent to the US GAAP measure of income.
Net operating profit – is equivalent to the US GAAP measure of net income.
Sales Volume
mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
Financial Ratios
Gearing Ratio – Net debt (cash) divided by net debt (cash) plus shareholders’ equity.
Net interest expense cover – EBIT divided by net interest expense.
Net interest paid cover – EBIT divided by cash paid during the period for interest, net of amounts capitalised.
Net debt payback – Net debt (cash) divided by cash flow from operations.
Net debt (cash) – short-term and long-term debt less cash and cash equivalents.

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY11	13

Non-US GAAP Financial Measures
EBIT and EBIT margin excluding asbestos and ASIC expenses – EBIT and EBIT margin excluding asbestos and ASIC expenses are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. James Hardie has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses these non-US GAAP measures for the same purposes.

	Q2	Q2	HY	HY
US$ Millions	FY 2011	FY 2010	FY 2011	FY 2010

EBIT	$(56.2)	$(0.8)	$70.8	$(57.9)

Asbestos:
Asbestos adjustments	107.8	62.7	44.7	182.5
AICF SG&A expenses	0.6	0.5	1.0	1.0

ASIC related (recoveries) expenses	(10.1)	0.4	(9.5)	1.0

EBIT excluding asbestos and ASIC expenses	42.1	62.8	107.0	126.6

Net sales	$287.6	$304.2	$606.0	$588.7

EBIT margin excluding asbestos and ASIC expenses	14.6%	20.6%	17.7%	21.5%

Net operating profit excluding asbestos, ASIC expenses and tax adjustments – Net operating profit excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company uses this non-US GAAP measure for the same purposes.

	Q2	Q2	HY	HY
US$ Millions	FY 2011	FY 2010	FY 2011	FY 2010

Net operating loss	$(423.7)	$(19.6)	$(318.8)	$(97.5)

Asbestos:
Asbestos adjustments	107.8	62.7	44.7	182.5
AICF SG&A expenses	0.6	0.5	1.0	1.0
AICF interest income	(1.1)	(1.0)	(1.7)	(1.7)
Gain on AICF investments	—	(1.9)	—	(2.3)
Tax expense related to asbestos adjustments	0.2	—	0.6	—

ASIC related (recoveries) expenses	(10.1)	0.4	(9.5)	1.0

Tax adjustments	347.0	(3.5)	344.9	(3.8)

Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$20.7	$37.6	$61.2	$79.2

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY11	14

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments – Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company’s management uses this non-US GAAP measure for the same purposes.

	Q2	Q2	HY	HY
US$ Millions	FY 2011	FY 2010	FY 2011	FY 2010

Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$20.7	$37.6	$61.2	$79.2
Weighted average common shares outstanding - Diluted (millions)	437.5	436.4	437.8	436.0

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments (US cents)	4.7	8.6	14.0	18.2

Effective tax rate excluding asbestos and tax adjustments – Effective tax rate excluding asbestos, and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company’s management uses this non-US GAAP measure for the same purposes.

	Q2	Q2	HY	HY
US$ Millions	FY 2011	FY 2010	FY 2011	FY 2010

Operating (loss) profit before income taxes	$(60.0)	$(2.2)	$61.5	$(55.2)

Asbestos:
Asbestos adjustments	107.8	62.7	44.7	182.5
AICF SG&A expenses	0.6	0.5	1.0	1.0
AICF interest income	(1.1)	(1.0)	(1.7)	(1.7)
Gain on AICF investments	—	(1.9)	—	(2.3)

Operating profit before income taxes excluding asbestos	$47.3	$58.1	$105.5	$124.3

Income tax expense	(363.7)	(17.4)	(380.3)	(42.3)

Asbestos:
Tax expense related to asbestos adjustments	0.2	—	0.6	—
Tax adjustments	347.0	(3.5)	344.9	(3.8)

Income tax expense excluding tax adjustments	(16.5)	(20.9)	(34.8)	(46.1)

Effective tax rate excluding asbestos and tax adjustments	34.9%	36.0%	33.0%	37.1%

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY11	15

Adjusted EBITDA – is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate adjusted EBITDA in the same manner as James Hardie has and, accordingly, adjusted EBITDA may not be comparable with other companies. The company has included information concerning adjusted EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.

	Q2	Q2	HY	HY
US$ Millions	FY 2011	FY 2010	FY 2011	FY 2010

EBIT	$(56.2)	$(0.8)	$70.8	$(57.9)
Depreciation and amortisation	15.6	14.8	31.0	29.8

Adjusted EBITDA	$(40.6)	$14.0	$101.8	$(28.1)

General corporate costs excluding ASIC expenses and domicile change related costs – General corporate costs excluding ASIC expenses and domicile change related costs is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than general corporate costs. James Hardie has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses these non-US GAAP measures for the same purposes.

	Q2	Q2	HY	HY
US$ Millions	FY 2011	FY 2010	FY 2011	FY 2010

General corporate costs	$0.1	$14.3	$9.0	$26.8

Excluding:
ASIC related recoveries (expenses)	10.1	(0.4)	9.5	(1.0)
Domicile change related costs	(0.7)	(2.7)	(1.6)	(7.2)

General corporate costs excluding ASIC expenses and domicile change related costs	$9.5	$11.2	$16.9	$18.6

Supplemental Financial Information
James Hardie’s management measures its operating performance and analyses year-over-year changes in operating results with and without the effect of the net AFFA liability recorded in the fourth quarter of fiscal year 2006 and believes that security holders will do the same.
As set forth in Note 7 of the 30 September 2010 Condensed Consolidated Financial Statements, the net AFFA liability, while recurring, is based on periodic actuarial determinations, claims, experience and currency fluctuations. It has no relation to the results of the company’s operations. Accordingly, management believes that the following information is useful to it and investors in evaluating ongoing operating financial performance.
The following tables are considered non-GAAP and are not intended to be used or viewed in any respect as substitutes for the company’s GAAP consolidated financial statements. These non-GAAP measures should only be viewed as a supplement to reported GAAP financial statements, and, in all cases, the corresponding GAAP amounts are shown on the same line as the non-GAAP measure, to avoid any possible confusion.
The following tables should be read in conjunction with JHI SE’s financial statements and related notes contained in the company’s 30 September 2010 Condensed Consolidated Financial Statements.

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY11	16

James Hardie Industries SE
Consolidated Balance Sheet
30 September 2010
(unaudited)

	Total Fibre Cement
	Operations- excluding
	Asbestos	Asbestos
US$ Millions	Compensation	Compensation	As Reported

ASSETS
Current assets
Cash and cash equivalents	$264.9	$(247.3)	$17.6
Restricted cash and cash equivalents	0.6	—	0.6
Restricted cash and cash equivalents — Asbestos	—	98.1	98.1
Restricted short-term investments — Asbestos	—	5.3	5.3
Accounts and notes receivable, net of allowance for doubtful accounts of $2.9 million	137.1	0.1	137.2
Inventories	146.7	—	146.7
Prepaid expenses and other current assets	35.2	0.2	35.4
Insurance receivable — Asbestos	—	17.6	17.6
Workers’ compensation — Asbestos	—	0.1	0.1
Deferred income taxes	20.9	—	20.9
Deferred income taxes — Asbestos	—	15.6	15.6

Total current assets	605.4	(110.3)	495.1
Restricted cash and cash equivalents	4.7	—	4.7
Property, plant and equipment, net	706.1	2.4	708.5
Insurance receivable — Asbestos	—	176.7	176.7
Workers’ compensation — Asbestos	—	104.3	104.3
Deferred income taxes	12.5	—	12.5
Deferred income taxes — Asbestos	—	433.7	433.7
Other assets	45.3	—	45.3

Total assets	$1,374.0	$606.8	$1,980.8

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$95.1	$(1.1)	$94.0
Current portion of long-term debt	45.0	—	45.0
Accrued payroll and employee benefits	30.9	(0.2)	30.7
Accrued product warranties	6.1	—	6.1
Income taxes payable	(17.4)	17.4	—
Asbestos liability	—	112.6	112.6
Workers’ compensation — Asbestos	—	0.1	0.1
Other liabilities	21.0	—	21.0

Total current liabilities	180.7	128.8	309.5
Long-term debt	112.0	—	112.0
Deferred income taxes	104.5	—	104.5
Accrued product warranties	17.2	—	17.2
Asbestos liability	—	1,548.6	1,548.6
Workers’ compensation — Asbestos	—	104.3	104.3
Australian Taxation Office — amended assessment	178.2	—	178.2
Other liabilities	35.7	2.8	38.5

Total liabilities	628.3	1,784.5	2,412.8

Commitments and contingencies
Shareholders’ equity (deficit)
Common stock	221.2	—	221.2
Additional paid-in capital	45.1	—	45.1
Retained earnings (accumulated deficit)	423.5	(1,180.0)	(756.5)
Accumulated other comprehensive income	55.9	2.3	58.2

Total shareholders’ equity (deficit)	745.7	(1,177.7)	(432.0)

Total liabilities and shareholders’ equity (deficit)	$1,374.0	$606.8	$1,980.8

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY11	17

James Hardie Industries SE
Consolidated Statement of Operations
For the half year ended 30 September 2010
(unaudited)

	Total Fibre
	Cement
	Operations-
	excluding
	Asbestos	Asbestos
US$ Millions	Compensation	Compensation	As Reported

Net Sales	$606.0	$—	$606.0
Cost of goods sold	(395.8)	—	(395.8)

Gross profit	210.2	—	210.2
Selling, general and administrative expenses	(80.0)	(1.0)	(81.0)
Research and development expenses	(13.7)	—	(13.7)
Asbestos adjustments	—	(44.7)	(44.7)

EBIT	116.5	(45.7)	70.8
Net Interest (expense) income	(3.7)	1.7	(2.0)
Other expense	(7.3)	—	(7.3)

Operating profit before income taxes	105.5	(44.0)	61.5
Income tax expense	(379.7)	(0.6)	(380.3)

Net Operating Loss	$(274.2)	$(44.6)	$(318.8)

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY11	18

James Hardie Industries SE
Consolidated Statement of Cash Flows
For the half year ended 30 September 2010
(unaudited)

	Total Fibre
	Cement
	Operations-
	excluding
	Asbestos	Asbestos
US$ Millions	Compensation	Compensation	As Reported

Cash Flows from Operating Activities

Net loss	(274.2)	(44.6)	$(318.8)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortisation	31.0	—	31.0
Deferred income taxes	(26.4)	10.5	(15.9)
Stock-based compensation	4.8	—	4.8
Asbestos adjustments	—	44.7	44.7
Tax benefit from stock options exercised	(0.5)	—	(0.5)
Changes in operating assets and liabilities:
Restricted cash and cash equivalents	—	17.8	17.8
Restricted short-term investments	—	9.2	9.2
Payment to the AICF	—	(63.7)	(63.7)
Accounts and notes receivable	21.6	—	21.6
Inventories	4.3	—	4.3
Prepaid expenses and other assets	(10.3)	0.1	(10.2)
Insurance receivable — Asbestos	—	17.3	17.3
Accounts payable and accrued liabilities	(22.1)	(10.0)	(32.1)
Asbestos liability	—	(44.7)	(44.7)
Deposit with Australian Taxation Office	241.7	—	241.7
Australian Taxation Office — amended assessment	178.2	—	178.2
Other accrued liabilities	(76.6)	(0.3)	(76.9)

Net cash provided by operating activities	$71.5	$(63.7)	$7.8

Cash Flows From Investing Activities
Purchases of property, plant and equipment	(24.8)	—	(24.8)
Proceeds from sale of property, plant and equipment	0.6	—	0.6

Net cash used in investing activities	$(24.2)	$—	$(24.2)

Cash Flows from Financing Activities
Proceeds from long-term borrowings	392.0	—	392.0
Repayments of long-term borrowings	(389.0)	—	(389.0)
Proceeds from issuance of shares	0.4	—	0.4
Tax benefit from stock options exercised	0.5	—	0.5

Net cash provided by financing activities	$3.9	$—	$3.9

Effect of exchange rate changes on cash	10.9	—	10.9

Net decrease in cash and cash equivalents	62.1	(63.7)	(1.6)
Cash and cash equivalents at beginning of period	19.2	—	19.2

Cash and cash equivalents at end of period	$81.3	$(63.7)	$17.6

Components of Cash and Cash Equivalents
Cash at bank and on hand	81.2	(63.7)	17.5
Short-term deposits	0.1	—	0.1

Cash and cash equivalents at end of period	$81.3	$(63.7)	$17.6

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY11	19

Disclaimer
This Management’s Analysis of Results contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in the annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include:
•	statements about the Company’s future performance;

•	projections of the Company’s results of operations or financial condition;

•	statements regarding the Company’s plans, objectives or goals, including those relating to its strategies, initiatives, competition, acquisitions, dispositions and/or its products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of the Company’s plants and future plans with respect to any such plants;

•	expectations that the Company’s credit facilities will be extended or renewed;

•	expectations concerning dividend payments;

•	statements concerning the Company’s corporate and tax domiciles and potential changes to them, including potential tax charges;

•	statements regarding tax liabilities and related audits, reviews and proceedings;

•	statements as to the possible consequences of proceedings brought against the Company and certain of its former directors and officers by the ASIC;

•	expectations about the timing and amount of contributions to the AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning indemnification obligations;

•	statements about product or environmental liabilities; and

•	statements about economic conditions, such as the levels of new home construction, unemployment levels, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates and consumer confidence.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on the Company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the Company’s control. Such known and unknown risks, uncertainties and other factors may cause the Company’s actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Key Information — Risk Factors” beginning on page 6 of the Form 20-F filed with the US Securities and Exchange Commission on 30 June 2010, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF, any shortfall in the AICF and the effect of currency exchange rate movements on the amount recorded in the Company’s financial statements as an asbestos liability; proposed governmental loan facility to the AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; seasonal fluctuations in the demand for our products; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of research and development efforts; the potential that competitors could copy our products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the Company’s transfer of its corporate domicile from The Netherlands to Ireland to become an Irish SE including employee relations, changes in corporate governance, potential tax benefits and the effect of any negative publicity; currency exchange risks; the concentration of the Company’s customer base on large format retail customers, distributors and dealers; the effect of natural disasters; changes in the Company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the Company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The Company cautions that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions.

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY11	20